Exhibit II

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

Confirmation letter

On 15 October 2015, Associés en Finance submitted an independent valuation report on the planned exchange parity between Maurel & MPI. Based on a multi-criteria analysis, and sensitivity tests on both groups’ valuations to, among others, oil price fluctuations, Associés en Finance’s valuation led to the conclusion that the exchange parity considered at that date, namely 1.75 MPI shares for one Maurel & Prom share, was fair.

The Boards of Directors of both companies, on the recommendation of their respective ad hoc committees set up to review the planned merger, will propose to the General Shareholders’ Meetings of both groups an amended exchange parity of 1.5 MPI shares for one Maurel & Prom share (after the distribution of MPI’s dividend of €0.45), following a review of changes in market conditions. The new exchange parity proposed in the amended resolutions submitted to the vote of the General Shareholders’ Meetings of both companies is within the parity range presented by Associés en Finance in its independent valuation report. These considerations lead us to confirm that the new proposed exchange parity is fair.

Paris, 16 December 2015

Arnaud Jacquillat	Catherine Meyer

This document is a free English translation of a confirmation letter from the Independent Expert on the reduction of the exchange parity in the context of the merger by absorption of MPI by MAUREL & PROM. This translation has been prepared solely for the information and convenience of the shareholders of MPI and MAUREL & PROM and other readers. No assurances are given as to the accuracy or completeness of this translation and MPI and MAUREL & PROM assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the original French version of this letter, the French version shall prevail.

Important information

This document does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM or MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.fr).

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